Exhibit 12.1

Hospira, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratios)

	For the Years Ended December 31,
	2006	2005	2004
Income from Continuing Operations Before Taxes	$324.7	$322.1	$411.5
Add (Subtract):
One-third of rents	7.3	8.2	7.7
Interest on long-term and short-term debt	31.0	28.3	18.8
Interest capitalized, net of amortization	(10.0)	(7.9)	(3.8)

Earnings from Continuing Operations	$353.0	$350.4	$434.2

Fixed charges:
One-third of rents	7.3	8.2	7.7
Interest on long-term and short-term debt	31.0	28.3	18.8
Interest capitalized	13.4	10.5	5.5

Fixed Charges from Continuing Operations	$51.7	$47.3	$32.0

Ratio of Earnings to Fixed Charges from Continuing Operations	6.8	7.4	13.6

For purposes of computing this ratio, “earnings” consist of income from continuing operations before taxes, one-third of rents (deemed by Hospira to be representative of the interest factor inherent in rents), interest expense and interest capitalized, net of amortization.  “Fixed charges” consist of one-third of rents, interest expense as reported in the Company’s consolidated financial statements and interest capitalized.

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